                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                MULTEX.COM, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   625367 10 7
                                 (CUSIP Number)

                                JANUARY 31, 2000
             (Date of Event Which Requires Filing of This Statement)







Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)


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
                                      SCHEDULE 13G
---------------------                                                 -----------------
CUSIP NO. 625367 10 7                                                 PAGE 2 OF 9 PAGES
                                                                           --   --
---------------------                                                 -----------------
---------------------------------------------------------------------------------------
                        NAME OF REPORTING PERSON
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
1.
                        ML IBK POSITIONS, INC. ("MLIBK")
---------------------------------------------------------------------------------------
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
2.                                                                              (b) [ ]

---------------------------------------------------------------------------------------
3.                      SEC USE ONLY

---------------------------------------------------------------------------------------
                        CITIZENSHIP OR PLACE OF ORGANIZATION
4.
                        Delaware
---------------------------------------------------------------------------------------
                        SOLE VOTING POWER
    NUMBER OF   5.      0
     SHARES     -----------------------------------------------------------------------
  BENEFICIALLY          SHARED VOTING POWER
    OWNED BY    6.      MLIBK owns 1,200,000 shares of Common Stock.
      EACH      -----------------------------------------------------------------------
   REPORTING            SOLE DISPOSITIVE POWER
     PERSON     7.      0
      WITH      -----------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                8.      MLIBK owns 1,200,000 shares of Common Stock.
---------------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
9.                      PERSON
                        MLIBK owns 1,200,000 shares of Common Stock.
---------------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.                     CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.                     MLIBK owns 3.75% of the Common Stock.
---------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON*
12.
                        CO
---------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
---------------------------------------------------------------------------------------

                                      SCHEDULE 13G
---------------------                                                 -----------------
CUSIP NO. 625367 10 7                                                 PAGE 3 OF 9 PAGES
                                                                           --   --
---------------------                                                 -----------------
---------------------------------------------------------------------------------------
                        NAME OF REPORTING PERSON
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                        MERRILL LYNCH GROUP, INC. ("MLG")
---------------------------------------------------------------------------------------
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
2.                                                                              (b) [ ]

---------------------------------------------------------------------------------------
3.                      SEC USE ONLY

---------------------------------------------------------------------------------------
                        CITIZENSHIP OR PLACE OF ORGANIZATION
4.
                        Delaware
---------------------------------------------------------------------------------------
                        SOLE VOTING POWER
                5.      0
    NUMBER OF   -----------------------------------------------------------------------
     SHARES             SHARED VOTING POWER
  BENEFICIALLY  6.      1,200,000 shares of Common Stock held by MLIBK, a wholly-owned
    OWNED BY            subsidiary of MLG.
      EACH      -----------------------------------------------------------------------
   REPORTING            SOLE DISPOSITIVE POWER
     PERSON     7.      0
      WITH      -----------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                8.      1,200,000 shares of Common Stock held by MLIBK, a wholly-owned subsidiary of MLG.
---------------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
9.                      PERSON
                        1,200,000 shares of Common Stock held by MLIBK, a wholly-owned subsidiary of MLG.
---------------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.                     CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.                     3.75% of the Common Stock.
---------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON*
12.
                        CO
---------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
---------------------------------------------------------------------------------------

                                      SCHEDULE 13G
---------------------                                                 -----------------
CUSIP NO. 625367 10 7                                                 PAGE 4 OF 9 PAGES
                                                                           --   --
---------------------                                                 -----------------
---------------------------------------------------------------------------------------
                        NAME OF REPORTING PERSON
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                        MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED ("MLPFS")
---------------------------------------------------------------------------------------
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
2.                                                                              (b) [ ]

---------------------------------------------------------------------------------------
3.                      SEC USE ONLY

---------------------------------------------------------------------------------------
                        CITIZENSHIP OR PLACE OF ORGANIZATION
4.
                        Delaware
---------------------------------------------------------------------------------------
                        SOLE VOTING POWER
                5.      0
    NUMBER OF   -----------------------------------------------------------------------
     SHARES             SHARED VOTING POWER
  BENEFICIALLY  6.      MLPFS owns a Warrant convertible into 1,081,859 shares of
    OWNED BY            Common Stock.
      EACH      -----------------------------------------------------------------------
   REPORTING            SOLE DISPOSITIVE POWER
     PERSON     7.      0
      WITH      -----------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                8.      MLPFS owns a Warrant convertible into 1,081,859 shares of
                        Common Stock.
---------------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
9.                      PERSON
                        MLPFS owns a Warrant convertible into 1,081,859 shares of
                        Common Stock.
---------------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.                     CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.                     3.27% of the Common Stock.
---------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON*
12.
                        BD
---------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
---------------------------------------------------------------------------------------

                                      SCHEDULE 13G
---------------------                                                 -----------------
CUSIP NO. 625367 10 7                                                 PAGE 5 OF 9 PAGES
                                                                           --   --
---------------------                                                 -----------------
---------------------------------------------------------------------------------------
                        NAME OF REPORTING PERSON
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1.
                        MERRILL LYNCH & CO., INC. ("ML")
---------------------------------------------------------------------------------------
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
2.                                                                              (b) [ ]

---------------------------------------------------------------------------------------
3.                      SEC USE ONLY

---------------------------------------------------------------------------------------
                        CITIZENSHIP OR PLACE OF ORGANIZATION
4.
                        Delaware
---------------------------------------------------------------------------------------
                        SOLE VOTING POWER
                5.      0
                -----------------------------------------------------------------------
                        SHARED VOTING POWER
    NUMBER OF           1,200,000 shares of Common Stock held by MLIBK, a wholly-owned
     SHARES     6.      subsidiary of MLG, which is a wholly-owned subsidiary of ML.
  BENEFICIALLY          Warrant convertible into 1,081,859 shares of Common Stock held
    OWNED BY            by MLPFS, a wholly-owned subsidiary of ML.
      EACH      -----------------------------------------------------------------------
   REPORTING            SOLE DISPOSITIVE POWER
     PERSON     7.      0
      WITH      -----------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                        1,200,000 shares of Common Stock held by MLIBK, a wholly-owned
                8.      subsidiary of MLG, which is a wholly-owned subsidiary of ML.
                        Warrant convertible into 1,081,859 shares of Common Stock held by MLPFS, a wholly-owned subsidiary of ML.
---------------------------------------------------------------------------------------
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
9.                      PERSON
                        1,200,000 shares of Common Stock held by MLIBK, a wholly-owned subsidiary of MLG, which is a wholly-owned subsidiary of ML;
                        Warrant convertible into 1,081,859 shares of Common Stock held by MLPFS, a wholly-owned subsidiary of ML.
---------------------------------------------------------------------------------------
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.                     CERTAIN SHARES*                                             [ ]

---------------------------------------------------------------------------------------
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        3.75% of Common Stock, all of which is held by MLIBK, a
                        wholly-owned subsidiary of MLG, which is a wholly-owned
                        subsidiary of ML. Including the Common Stock into which such
11.                     Warrant is convertible, and all of which is held by MLPFS, a wholly-owned subsidiary of ML, the Reporting Person
                        additionally owns approximately 3.27% of the Common Stock.
                        The aggregate percentage owned by the Reporting Person is
                        therefore approximately 6.9% of the Common Stock.
---------------------------------------------------------------------------------------
                        TYPE OF REPORTING PERSON*
12.
                        CO
---------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
          (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
---------------------------------------------------------------------------------------


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
ITEM 1(a).      NAME OF ISSUER.

                Multex.com, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                100 William Street
                New York, New York 10038

ITEM 2(a).      NAME OF PERSONS FILING:

                This statement is filed by:

                (i)     ML IBK Positions, Inc. ("MLIBK"), a Delaware corporation;
                (ii)    Merrill Lynch Group, Inc. ("MLG"), a Delaware corporation;
                (iii)   Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"),
                        a Delaware corporation; and
                (iv)    Merrill Lynch & Co., Inc. ("ML"), a Delaware corporation.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The principal place of business for MLIBK, MLG, MLPFS and ML is 222 Broadway, 17th Floor, New York, New York 10038.

ITEM 2(c).      CITIZENSHIP:

                See Item 2(a).

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2(e).      CUSIP NUMBER:

                625367 10 7

Item 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable.


                               Page 6 of 9 Pages

Item 4.         OWNERSHIP:

        ML IBK Positions, Inc.
        ----------------------
        (a)     Amount beneficially owned: 1,200,000 shares
        (b)     Percent of class: 3.75%
        (c)     Number of shares as to which such person has:
                (i)     Sole power to vote or to direct the vote: 0
                (ii)    Shared power to vote or to direct the vote: 1,200,000 shares
                (iii)   Sole power to dispose or to direct the disposition of: 0
                (iv)    Shared power to dispose or to direct the disposition of: 1,200,000 shares

        Merrill Lynch Group, Inc.
        -------------------------
        (a)     Amount beneficially owned: 1,200,000 shares
        (b)     Percent of class: 3.75%
        (c)     Number of shares as to which such person has:
                (i)     Sole power to vote or to direct the vote: 0
                (ii)    Shared power to vote or to direct the vote: 1,200,000 shares
                (iii)   Sole power to dispose or to direct the disposition of: 0
                (iv)    Shared power to dispose or to direct the disposition of: 1,200,000 shares

        Merrill Lynch, Pierce, Fenner & Smith Incorporated
        --------------------------------------------------
        (a)     Amount beneficially owned: 1,081,859 shares
        (b)     Percent of class: 3.27%
        (c)     Number of shares as to which such person has:
                (i)     Sole power to vote or to direct the vote: 0
                (ii)    Shared power to vote or to direct the vote: 1,081,859 shares
                (iii)   Sole power to dispose or to direct the disposition of: 0
                (iv)    Shared power to dispose or to direct the disposition of: 1,081,859 shares

        Merrill Lynch & Co., Inc.
        -------------------------
        (a)     Amount beneficially owned: 2,281,859 shares
        (b)     Percent of class: 6.9%
        (c)     Number of shares as to which such person has:
                (i)     Sole power to vote or to direct the vote: 0
                (ii)    Shared power to vote or to direct the vote: 2,281,859 shares
                (iii)   Sole power to dispose or to direct the disposition of: 0
                (iv)    Shared power to dispose or to direct the disposition of: 2,281,859 shares

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                               Page 7 of 9 Pages
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Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                Not applicable.

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

Item 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

Item 10.        CERTIFICATIONS.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 8 of 9 Pages

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 13, 2001


                                             ML IBK POSITIONS, INC.


                                             By:  /s/ Curtis W. Cariddi
                                                  ------------------------------
                                                  Name:  Curtis W. Cariddi
                                                  Title: Vice President

                                             MERRILL LYNCH GROUP, INC.


                                             By:  /s/ Andrew J. Quigley
                                                  ------------------------------
                                                  Name:  Andrew J. Quigley
                                                  Title: Secretary

                                             MERRILL LYNCH, PIERCE, FENNER &
                                             SMITH INCORPORATED


                                             By:  /s/ Laurence A. Tosi
                                                  ------------------------------
                                                  Name:  Laurence A. Tosi
                                                  Title: Managing Director

                                             MERRILL LYNCH & CO., INC.


                                             By:  /s/ Laurence A. Tosi
                                                  ------------------------------
                                                  Name:  Laurence A. Tosi
                                                  Title: Managing Director

                               Page 9 of 9 Pages

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

                The undersigned hereby agree to file jointly the Statement on
Schedule 13G (the "Schedule 13G") relating to the common stock, par value $0.01 per share, of Multex.com, Inc., a Delaware corporation, and any further amendments thereto which may be deemed necessary pursuant to Regulation 13D or G promulgated under Section 13 of the Securities Exchange Act of 1934, as amended.

                It is understood and agreed that a copy of this Joint Filing Agreement shall be attached as an exhibit to the Schedule 13G, filed upon behalf of each of the undersigned.

                This Joint Filing Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

                IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of August 13, 2001.


                                             ML IBK POSITIONS, INC.


                                             By:  /s/ Curtis W. Cariddi
                                                  ------------------------------
                                                  Name:  Curtis W. Cariddi
                                                  Title: Vice President

                                             MERRILL LYNCH GROUP, INC.


                                             By:  /s/ Andrew J. Quigley
                                                  ------------------------------
                                                  Name:  Andrew J. Quigley
                                                  Title: Secretary

                                             MERRILL LYNCH, PIERCE, FENNER &
                                             SMITH INCORPORATED


                                             By:  /s/ Laurence A. Tosi
                                                  ------------------------------
                                                  Name:  Laurence A. Tosi
                                                  Title: Managing Director

                                             MERRILL LYNCH & CO., INC.


                                             By:  /s/ Laurence A. Tosi
                                                  ------------------------------
                                                  Name:  Laurence A. Tosi
                                                  Title: Managing Director